Exhibit 1.01

Conflict Minerals Report of PDF Solutions, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of PDF Solutions, Inc. (“PDF Solutions” or the “Company”) for calendar year 2017 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

PDF Solutions enables customers to reduce the time to market of integrated circuits (“ICs”), lower the cost of IC design and manufacturing and improve profitability. The Company has developed proprietary hardware and software and provides services that target the entire systems value chain, which is a term used to mean the activities from technology development and the design of a semiconductor product through volume manufacturing of devices and subsequent system assembly and test. PDF Solutions’ products and services consist of proprietary test structures and electrical test systems, physical intellectual property, enterprise platform software and professional services. The Company’s Characterization Vehicle®(CV®) electrical test chip infrastructure provides core modeling capabilities, and is used by more leading manufacturers than any other test chips in the industry. The Design-for-Inspection™ solution includes the proprietary eProbe® e-beam tool and extends the Company’s electrical characterization technologies into the e-beam measurement of extremely dense test structures, or DFI™ cells, across an entire fabrication process. Proprietary Template™ layout patterns for standard cell libraries optimize area, performance, and manufacturability for designing IC products. The Exensio®platform for big data unlocks relevant, actionable information buried in wafer fabrication, process control and test data through key components: Exensio® –Yield, Exensio® –Control, Exensio® –Test, Exensio® –ALPS, and Exensio® –Char. The Exensio® platform is available either on-premise or via software as a service (SaaS).

Due Diligence (Instructions 1.01(c)(1))

Overview: In accordance with the Rule 13p-1, PDF Solutions first undertook due diligence to determine whether Conflict Minerals were part of, or used in the manufacture of, any of its products.1 It was determined that tantalum, gold and tin are necessary to the functionality and production of the Company’s pdFasTest® testers and eProbe® tools (“In-Scope Products”). Accordingly, the Company similarly to the prior year, proceeded with a due diligence process based on the internationally recognized due diligence framework that was developed by the Organization for Economic Cooperation and Development as part of its “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD Guidance”) and the Company’s Conflict Minerals Policy adopted in 2014, which included:

●	Reviewing and assessing risk in the supply chain; and
●

Adopting a strategy to continue responding to risks in the supply chain, including implementation of internal measures to strengthen Company engagement with suppliers, reporting risk management findings and implementing the risk management plan measures to exercise due diligence on the source and chain of custody of those conflict minerals.

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1 Paragraph 1.01(d)(3) of the Rule 13p-1 instructions for Form SD characterizes Conflict Minerals as: (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or (ii) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Work with Suppliers: In reviewing and assessing risk in the supply chain and implementing measures to strengthen engagement with suppliers and exercising due diligence on the source and chain of custody of the Conflict Minerals, PDF Solutions conducted a reasonable country of origin inquiry to determine whether the Conflict Minerals included in or used in the manufacture of the In-Scope Products in 2017 originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”). This inquiry included contacting suppliers of the parts that may contain Conflict Minerals, except for a few large suppliers (U.S. public companies whose statements containing relevant information are available on their websites), and asking them to provide information on the Conflict Minerals contained in each of the parts supplied by that supplier, in particular, the source of the Conflict Minerals, including smelter/refinery information and location of source mines. Each supplier was asked to complete the Responsible Business Alliance Global e-Sustainability Initiative Conflict Minerals Reporting Template.

PDF Solutions followed up with the unresponsive suppliers. Some of the suppliers provided their Conflict Mineral Policy to the Company and/or reported that Conflict Minerals were not used by such suppliers. To the extent certain suppliers did not respond to the survey or did not have a policy available to the public, PDF Solutions continues to follow-up with them.

Conclusion: Following a reasonable country of origin inquiry and subsequent due diligence, the Company cannot determine whether or not the In-Scope Products qualifies as DRC conflict free.

Product Description and Related Matters (Instructions 1.01(c)(2))

Description of In-Scope Products: The In-Scope Products are PDF Solutions’ pdFasTest® testers and related systems and eProbe® e-beam tools.

Information About Country of Origin of Necessary Conflict Minerals Used in the In-Scope Products: While PDF Solutions has conducted a thorough due diligence process and endeavored to work closely with its suppliers to survey the supply chain (as described above), we were not able to determine with reasonable certainty the country of origin of the Conflict Minerals used in In-Scope Products.

Information About Efforts to Determine Mine or Location of Origin: The description of PDF Solutions’ due diligence exercise set forth above under the heading “Due Diligence” covers the Company’s efforts to determine the mine or location of origin with the greatest possible specificity.